SMARTHEAT INC.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141
(86) 24-2519-7699

March 16, 2012

VIA EDGAR

John Cash
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	SmartHeat Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Form 10-Q for the Fiscal Quarter Ended September 30, 2011
Filed November 8, 2011
File No. 001-34246

Dear Mr. Cash:

This letter responds to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 2, 2012, to SmartHeat Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A.  Controls and Procedures, page 32

General

1.
We refer to your response to our prior comment 1.  We note your statement that you believe your lack of U.S. GAAP expertise may be an internal control deficiency, but not one that gives rise to a material weakness.  However, it appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Financial Managers, Accountant, Internal Auditing Manager and Internal Auditing Director do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP.  In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and in fact, you acknowledge that all of the above mentioned individuals “have limited experience in preparing financial statements in accordance with U.S. GAAP.”

Mr. John Cash
U.S. Securities and Exchange Commission
March 16, 2012

The fact that you hired a consultant to assist you in your preparation of U.S. GAAP financial statements is further support that your accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP. In fact, we do not believe the compilation of the U.S. GAAP financial statements by a U.S. CPA is adequate to mitigate the limitations of your internal accounting department since the U.S. CPA is not involved in the day-to-day operations of the Company including the maintenance of your underlying books and records.  Rather, the U.S. CPA is only involved in the compilation of your financial statements.  Further, we do not believe the involvement of your internal audit department or engagement of a consulting firm to assist in the development of an internal audit plan would mitigate the limitations of your accounting department.

Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective.  Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Response:

The Company acknowledges the Staff’s view that we need to retain internal accounting personnel with sufficient experience and expertise in maintaining books and records and preparing financial statements in accordance with U.S. GAAP. Notwithstanding this lack of U.S. GAAP experience, we believe that our consolidated financial statements for the periods reported in our Form 10-K for the fiscal year ended December 31, 2010, were prepared in accordance with U.S. GAAP and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented in such report. In addition to the mitigation procedures discussed in our prior response letters and in the following proposed disclosure, our Vice President of Strategy and Development, Xudong Wang, participates in the review process during preparation of our financial statements and communicates with our Audit Committee Chair, independent accountant and outside accounting consultant. Mr. Wang, who joined the Company on February 1, 2010, has experience with reporting under U.S. GAAP. From June 2007 to April 2009, Mr. Wang served as the Chief Financial Officer of QKL Stores, Inc., a NASDAQ-listed supermarket and department store chain in China. He also studied international and U.S. GAAP accounting as part of his master’s degree program in business administration at the University of Hamburg. We believe that Mr. Wang’s involvement in the review of our financial reporting assists in mitigating our lack of internal accounting personnel with the requisite U.S. GAAP experience.

Mr. John Cash
U.S. Securities and Exchange Commission
March 16, 2012

Our management has revised its conclusion on the effectiveness of our internal control over financial reporting and our disclosure controls and procedures in accordance with the Staff’s comment, and acknowledges the Staff’s view that our lack of U.S. GAAP experience constitutes a material weakness. We propose to include the following revised disclosure for Item 9A in an amendment to our Form 10-K for the fiscal year ended December 31, 2010, and continue to include the disclosure in future filings until the material weakness has been remediated. We also propose to include the following disclosure about this material weakness in our Item 1A Risk Factors in an amendment to our Form 10-K for the fiscal year ended December 31, 2010, and in future filings until the material weakness has been remediated.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, respectively, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective as of such date because of the material weakness identified in our internal control over financial reporting identified below. Notwithstanding this material weakness, our management has concluded that our consolidated financial statements for the periods covered by and included in this report are prepared in accordance with U.S. GAAP and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented herein.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Mr. John Cash
U.S. Securities and Exchange Commission
March 16, 2012

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, internal control over financial reporting determined to be effective provides only reasonable assurance regarding the reliability of financial reporting and the preparations of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management carried out an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2010, because of a material weakness related to our internal level of U.S. GAAP expertise. We lack sufficient personnel with the appropriate level of knowledge, experience and training in U.S. GAAP for the preparation of financial statements in accordance with U.S. GAAP. None of our internal accounting staff, including our Chief Financial Officer, that are primarily responsible for the preparation of our books and records and financial statements in compliance with U.S. GAAP holds a license such as Certified Public Accountant in the U.S., nor have any attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP.

In order to mitigate the foregoing material weakness, we engaged an outside accounting consultant to assist us in the preparation of our financial statements to ensure that these financial statements are prepared in conformity to U.S. GAAP. Our outside accounting consultant is a Certified Public Accountant in the U.S. and has significant experience in the preparation of financial statements in conformity with U.S. GAAP. Our Chief Financial Officer and internal accounting personnel consult with our outside accounting consultant on an ongoing basis with regards to our treatment and conversion of financials from PRC GAAP to U.S. GAAP. We believe that the engagement of this outside accounting consultant lessens the possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis, and we will continue to monitor the effectiveness of this action and make any changes that our management deems appropriate. We expect to continue to rely on this outside consulting arrangement to supplement our current internal accounting staff for the foreseeable future.

Mr. John Cash
U.S. Securities and Exchange Commission
March 16, 2012

Our Board of Directors and management are evaluating remediation measures that we will undertake to address this material weakness and will continue this evaluation in order to implement a comprehensive remediation plan. We expect that this plan will include but not be limited to (a) appointing a principal accounting officer with extensive U.S. GAAP training and experience, (b) hiring accounting personnel with appropriate knowledge and experience in U.S. GAAP and (c) providing more training on U.S. GAAP to accounting and other relevant personnel responsible for the preparation of books, records and financial statements. In the interim, our Chief Financial Officer has attended U.S. GAAP training courses conducted by our outside Sarbanes-Oxley consultant and intends to continue attending training courses in U.S. GAAP. Until such time as we hire qualified accounting staff or train our current accounting staff with the requisite U.S. GAAP experience, however, it is unlikely we will be able to remediate this material weakness in our internal control over financial reporting.

We believe that the foregoing steps will remediate the material weakness identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

Our independent registered public accounting firm, Goldman Kurland & Mohidin, LLP, or GKM, has audited our internal control over financial reporting as of December 31, 2010, and have issued their report, which appears in Item 15 of this Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 1A. Risk Factors

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately. Any inability to report and file our financial results accurately and timely could harm our business and adversely affect the trading price of our common stock.

We are required to establish and maintain internal controls over financial reporting, disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. Our management, including our Chief Executive Officer and Chief Financial Officer, cannot guarantee our internal controls and disclosure controls will prevent all possible errors. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Our inability or failure to report and file our financial results accurately and timely could harm our business and the trading price of our common stock.

Mr. John Cash
U.S. Securities and Exchange Commission
March 16, 2012

Our management carried out an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2010, because of one identified material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected and corrected on a timely basis. The material weakness identified relates to the lack of sufficient internal accounting personnel with appropriate levels of knowledge, experience and training in generally accepted accounting principles in the U.S., or U.S. GAAP, for the preparation of financial statements in accordance with U.S. GAAP. Furthermore, our management concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective because of this identified material weakness in our internal control over financial reporting. See “Item 9A. Controls and Procedures.” Our Board of Directors and management are evaluating remediation measures that we will undertake to address this material weakness and will continue this evaluation in order to implement a comprehensive remediation plan. Until such time as we hire qualified accounting staff or train our current accounting staff with the requisite U.S. GAAP experience, however, it is unlikely we will be able to remediate this material weakness in our internal control over financial reporting.

Our accounting personnel who are primarily responsible for the preparation and supervision of the preparation of our financial statements under U.S. GAAP have limited relevant education and training in U.S. GAAP and SEC rules and regulations pertaining to financial reporting, which could impact our ability to prepare our financial statements and convert our books and records to U.S. GAAP.

Our operations principally are in China and we historically have maintained our books and records in accordance with generally accepted accounting principles in the PRC, or PRC GAAP. Our accounting personnel in the PRC who have the primary responsibilities of preparing and supervising the preparation of financial statements under U.S. GAAP have limited relevant education and training in U.S. GAAP and related SEC rules and regulations. As such, they may be unable to identify potential accounting and disclosure issues that may arise upon the conversion of our books and records from PRC GAAP to U.S. GAAP, which could affect our ability to prepare our financial statements in accordance with U.S. GAAP. We have taken steps to ensure that our financial statements are prepared in accordance with U.S. GAAP, including our hiring of a U.S. accounting firm to work with our PRC accounting personnel and management to convert our books and records to U.S. GAAP and prepare our financial statements. We implemented an internal audit department and retained an outside internal control consultant for risk assessment, documentation of process-level and entity-level controls, internal control testing and evaluation of deficiencies. In addition, our annual financial statements are audited by an independent auditor for compliance with U.S. GAAP and to ensure that all necessary and appropriate adjustments from PRC GAAP to U.S. GAAP have been made. However, the measures we have taken may not be sufficient to mitigate the foregoing risks associated with the limited education and training of our accounting personnel in U.S. GAAP and related SEC rules and regulations.

Mr. John Cash
U.S. Securities and Exchange Commission
March 16, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 28

2.
We note in your response to prior comment 2 you stated that “we did not perform an impairment analysis of our inventory at each interim balance sheet date in fiscal 2011 because we did not have any contract cancellations during the quarterly periods ending March 31, 2011 and June 30, 2011. Our first contract cancellations occurred near the end of the quarterly period ending September 30, 2011.”  However, in your MD&A for the quarterly period ended June 30, 2011, you disclosed that “the decrease in sales was primarily due to tightened fiscal policy in China, which has contributed to a general slowdown in many sectors of the Chinese economy and caused a decrease in sales of our PHE Units and PHEs. Most of our customers are state-owned enterprises that encountered difficulties in obtaining grants from the PRC government and faced an extended bank loan application process, both of which typically are used to finance the purchase of our products, which resulted in an unexpected cancellation of orders and delays in the performance of PHE Unit and PHE contracts.”  Additionally, you provided similar disclosures in your MD&A for the quarter ended March 31, 2011 with respect to cancelled orders. Given your disclosures, it appears to us that you had contract cancellations prior to September 30, 2011.  In this regard, please more fully explain to us how you determined that no impairments were required to be recorded during the periods ended March 31, 2011, June 30, 2011 and September 30, 2011. Also, please tell us the current status of the impairment analysis you are performing, including the amount of any impairment that you expect to record during the period ended December 31, 2011.

Mr. John Cash
U.S. Securities and Exchange Commission
March 16, 2012

Response:

The Company determined that no impairments of inventory were required to be recorded during the periods ended March 31, 2011, June 30, 2011, and September 30, 2011, because (1) we determined that there were no signs of impairment loss to raw materials expected to be consumed in 2011, (2) the unexpected cancelation of orders referred to contracts expected to be entered into 2011 but that were delayed or abandoned by the prospective customers and (3) we did not receive firm confirmations from customers to cancel existing contracts until the end of the period ended September 30, 2011. In the 2011 periods, we determined that no write-down of raw materials was required because raw materials in inventory consisted primarily of steel, for which the possibilities of becoming obsolete are very remote. Finished goods in inventory consist of customized products manufactured for orders that were delayed or canceled. Most of our customers are state-owned enterprises that encountered difficulties in obtaining grants from the PRC government and bank loans, both of which typically are used for working capital and to finance the purchase of our products, due to the tightened fiscal policy in China during 2011. This lack of working capital funds of our customers resulted in unexpected delays and abandonment of their planned projects, and the cancelation of anticipated orders and delays in the performance of existing contracts associated with such projects. Management believed that a portion of these canceled orders would be reinstated and contracts that were delayed would be performed in 2011 or 2012, thereby consuming existing inventory gradually through the first half of 2012. We did not receive confirmation of cancelations of existing contracts during the periods ended March 31, 2011, and June 30, 2011, and our first firm contract cancelations occurred near the end of the period ended September 30, 2011. Accordingly, following the close of the third quarter of 2011, we began formulating plans to perform an impairment assessment of our inventory at fiscal year-end on a reasonable basis.

We have completed an impairment analysis as of the end of 2011 for the write-down of raw materials and finished goods in inventory. We stock inventory, consisting of raw materials and finished goods, according to projected sales and customer orders. We generally order plates and components for our products two to three months in advance of anticipated production needs. As part of our impairment analysis, we performed an evaluation of raw materials stored over one year and not anticipated to be consumed, and an evaluation of potential impairment to the quality of these raw materials. If management anticipates that raw materials in inventory will be consumed within the next six months through new customer orders or substitute orders, no impairment is recorded. We collected information about delayed and canceled contracts and met with the affected customers to discuss their financing situation and projections of future orders. Finished goods manufactured for delayed and canceled contracts that we do not expect to be reinstated and contracts for which we have been unable to find substitute customers become inventory. We performed an evaluation of these finished goods stored over one year and recorded an impairment accordingly. We also made an analysis of whether to take a reserve for conversion costs of finished goods in inventory for resale to substitute customers. Following the completion of our impairment analysis, we recorded provision of inventory impairment of RMB23,038,734 ($3,656,420) for the year ended December 31, 2011.

The Company will review and revise in future filings the disclosure on changes in our inventory and include disclosure in future filings regarding our inventory impairment analysis in accordance with the Staff’s comment.

Mr. John Cash
U.S. Securities and Exchange Commission
March 16, 2012

Should you or others have any questions or would like additional information, please contact Robert Newman, Counsel to the Company, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Jun Wang
Jun Wang
Chief Executive Officer

cc: Robert Newman, Newman & Morrison LLP